UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,148,031
8. Shared Voting Power 0
9. Sole Dispositive Power 11,148,031
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,239,355
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 12.8%*
14.	Type of Reporting Person IN

*	Based on 87,814,061 shares of the issuer’s common stock outstanding on October 31, 2008, as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2008 filed with the Commission on November 11, 2008.

CUSIP No. 103304	Page 3 of 8

Item 1.	Security and Issuer

This Amendment No. 3 on Schedule 13D/A (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on February 7, 2006, as amended (the “Statement”), relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

This Amendment is being filed by the reporting person solely to: (i) reflect changes in the reporting person’s beneficial ownership since the date of the prior amendment of the Statement, which did not individually or in the aggregate require filing an amendment thereto under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) update the aggregate amount of shares beneficially owned by the reporting person (and resulting change in the percent of the class represented thereby) due to the limited partnership and the grantor retained annuity trusts (collectively, the “GRATs”) distributions that occurred on December 19, 2008, discussed under Item 4 hereof and incorporated herein by reference.

Item 2.	Identity and Background

This Amendment is filed on behalf of Marianne Boyd Johnson, whose business address is c/o Boyd Gaming Corporation, Attn: Corporate Secretary, 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Ms. Johnson is presently employed as Executive Vice President and serves as Vice Chairman of the Board of Directors of the Company, which is a diversified owner of gaming entertainment properties. Ms. Johnson has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Ms. Johnson is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The information provided in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction

As previously reported in the Statement, on November 20, 2005, William S. Boyd (Ms. Johnson’s father) resigned as trustee of each of the following GRATs, and pursuant to the terms of the documents governing each of the GRATs, Ms. Johnson succeeded William S. Boyd as trustee upon his resignation:

1.	The William S. Boyd Grantor Retained Annuity Trust #2, dated October 28, 1997 (“WSB GRAT 2”);

2.	The William S. Boyd Grantor Retained Annuity Trust #3, dated October 28, 1997 (“WSB GRAT 3”);

3.	BG-99 Grantor Retained Annuity Trust #1, dated October 20, 1999 (“BG-99 GRAT 1”);

4.	BG-99 Grantor Retained Annuity Trust #2, dated October 20, 1999 (“BG-99 GRAT 2”);

5.	BG-99 Grantor Retained Annuity Trust #3, dated October 20, 1999 (“BG-99 GRAT 3”);

6.	BG-00 Grantor Retained Annuity Trust #1, dated October 26, 2000 (“BG-00 GRAT 1”);

7.	BG-00 Grantor Retained Annuity Trust #2, dated October 26, 2000 (“BG-00 GRAT 2”);

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8.	BG-00 Grantor Retained Annuity Trust #3, dated October 26, 2000 (“BG-00 GRAT 3”);

9.	BG-01 Grantor Retained Annuity Trust #1, dated February 6, 2002 (“BG-01 GRAT 1”);

10.	BG-01 Grantor Retained Annuity Trust #2, dated February 6, 2002 (“BG-01 GRAT 2”);

11.	BG-01 Grantor Retained Annuity Trust #3, dated February 6, 2002 (“BG-01 GRAT 3”);

12.	BG-02 Grantor Retained Annuity Trust #1, dated October 25, 2002 (“BG-02 GRAT 1”);

13.	BG-02 Grantor Retained Annuity Trust #2, dated October 25, 2002 (“BG-02 GRAT 2”); and

14.	BG-02 Grantor Retained Annuity Trust #3, dated October 25, 2002 (“BG-02 GRAT 3”).

Also as previously reported in the Statement, on November 20, 2005, W.S.B., Inc., which is wholly owned by The William S. Boyd Gaming Properties Trust, of which William S. Boyd is the trustee, settlor and beneficiary, resigned as general partner of the following partnerships (collectively, the “Partnerships”), and pursuant to the terms of the documents governing each of the Partnerships, The Marianne Boyd Gaming Properties Trust (“MBGPT”), of which Ms. Johnson is the trustee, settlor and beneficiary, succeeded as general partner of the Partnerships:

1.	W.M. Limited Partnership (“W.M. LP”);

2.	BG-99 Limited Partnership (“BG-99 LP”);

3.	BG-00 Limited Partnership (“BG-00 LP”);

4.	BG-01 Limited Partnership (“BG-01 LP”); and

5.	BG-02 Limited Partnership (“BG-02 LP”).

The change in trustees of the GRATs and general partners of the Partnerships was effected for estate planning purposes. No pecuniary interest in any of the Company’s securities was transferred as a result of Ms. Johnson becoming trustee of the GRATs or as a result of MBGPT becoming general partner of the Partnerships, and no funds or other consideration was paid in connection therewith.

On December 19, 2008, the following Partnership and GRAT distributions occurred:

1.	BG-99 LP made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-99 GRAT 2	49,182
BG-99 GRAT 3	49,182
W.S.B., Inc.	1,537
The Samuel J. Boyd Gaming Properties Trust (“SBGPT”) (a)	17,931
MBGPT	17,931
The William R. Boyd Gaming Properties Trust (“WBGPT”) (b)	17,931

(a)	A trust of which Samuel J. Boyd is the trustee, settlor and beneficiary (Ms. Johnson’s brother).

(b)	A trust of which William R. Boyd is the trustee, settlor and beneficiary (Ms. Johnson’s brother).

2.	BG-99 GRAT 2 and BG-99 GRAT 3 respectively distributed 158,425 and 134,401 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

CUSIP No. 103304	Page 5 of 8

3.	BG-00 LP made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-00 GRAT 2	85,005
BG-00 GRAT 3	85,005
W.S.B., Inc.	2,656
SBGPT	30,991
MBGPT	30,991
WBGPT	30,991

4.	BG-00 GRAT 2 and BG-00 GRAT 3 respectively distributed 97,939 and 80,655 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

5.	BG-01 LP made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-01 GRAT 1	273,825
BG-01 GRAT 2	273,825
BG-01 GRAT 3	273,825
W.S.B., Inc.	8,557
SBGPT	8,557
MBGPT	8,557
WBGPT	8,557

6.	BG-01 GRAT 1, BG-01 GRAT 2 and BG-01 GRAT 3 respectively distributed 273,825, 222,509 and 183,444 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

7.	BG-02 LP made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-02 GRAT 1	355,389
BG-02 GRAT 2	355,389
BG-02 GRAT 3	355,389
W.S.B., Inc.	11,106
SBGPT	11,106
MBGPT	11,106
WBGPT	11,106

8.	BG-02 GRAT 1, BG-02 GRAT 2 and BG-02 GRAT 3 respectively distributed 355,389, 285,135 and 232,018 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

CUSIP No. 103304	Page 6 of 8

9.	W.M. LP made the following distributions:

Limited Partner	Shares of Company Common Stock
WSB GRAT 3	12,813
W.S.B., Inc.	400
SBGPT	8,942
MBGPT	8,942
WBGPT	8,942

10.	WSB GRAT 3 distributed 236,388 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the trust agreement and the applicable provisions of the Code.

As of the date hereof, the GRATs and the Partnerships collectively hold 413,858 shares and 8,263,593 shares, respectively, of the Company’s Common Stock.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as an officer and director of the Company.

Other than as set forth above and in her capacity as an officer and director of the Company, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 11,239,355 shares of the Company’s Common Stock, consisting of:

•	318,333 shares subject to stock options that are exercisable within 60 days of the date hereof;

•	69,934 shares held directly;

•	413,858 shares held as trustee of the GRATs;

•	8,263,593 shares held as trustee of MBGPT as a result of it being the general partner of the Partnerships;

•	1,776,288 shares held as trustee and beneficiary of MBGPT (excluding shares held by the Partnerships);

•	27,708 shares held as a trustee of the Aysia Lynn Boyd Education Trust, dated July 1, 1997;

•	27,708 shares held as a trustee of the Taylor Joseph Boyd Education Trust, dated July 1, 1997;

•	26,418 shares held as a trustee of the William Samuel Boyd Education Trust, dated July 1, 1997;

•	27,708 shares held as a trustee of the Samuel Joseph Boyd Jr. Education Trust, dated July 1, 1997;

•	27,708 shares held as a trustee of the T’Mir Elizabeth Boyd Education Trust, dated July 1, 1997;

•	26,218 shares held as a trustee of the Josef William Boyd Education Trust, dated July 1, 1997;

•	12,310 shares held as a trustee of the Justin Boyd Education Trust, dated November 1, 1999;

CUSIP No. 103304	Page 7 of 8

•	130,247 shares held as trustee of the William R. Boyd and Myong Boyd Children’s Trust, dated August 1, 1993; and

•	91,324 shares held by the Johnson Children’s Trust, dated June 24, 1996, Bruno Mark, trustee.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, dated June 24, 1996, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest in a trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. As of the date hereof, Ms. Johnson holds sole dispositive and voting power over an aggregate of 11,148,031 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, including the shares subject to stock options identified therein, and excluding the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996.

(c) Other than the information provided in Items 1-4 hereof, which is incorporated herein by reference, no other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 22, 2008

By:	/s/ Marianne Boyd Johnson
Marianne Boyd Johnson